NEXTNAV INC.

1775 Tysons Blvd., 5th Floor

McLean, Virginia 22102

December 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	NextNav Inc.

Registration Statement on Form S-3

Filed December 11, 2023

File No. 333-275983

Request for Acceleration of Effective Date

To Whom it May Concern:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NextNav Inc. hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-3, as amended by Amendment No. 1 filed on December 12, 2023 (the “Registration Statement”), and declare the Registration Statement effective as of 5:30 p.m., Eastern Time, on December 15, 2023, or as soon thereafter as possible.

The Company requests that it be notified of such effectiveness by a telephone call to Randy Segal of Hogan Lovells US LLP at (703) 403-7477.

NEXTNAV INC.

By: /s/ Christian D. Gates Name: Christian D. Gates Title: Chief Financial Officer